Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ONM5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWSRELEASE

LAKE SHORE GOLD REPORTS STRONG QUARTERLY FINANCIAL AND OPERATING RESULTS IN FIRST QUARTER 2015

TORONTO, ONTARIO — (Marketwired — April 29, 2015) — Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) (“Lake Shore Gold” or the “Company”) today announced strong financial and operating results for the first quarter of 2015 (“Q1/15”). Full details of the results are provided in the Company’s Consolidated Financial Statements and Management’s Discussion & Analysis, which are available on the Company’s website at www.lsgold.com and on SEDAR at www.sedar.com.

Key highlights of the Q1/15 results include:

•                  Record production of 53,000 ounces, 19% increase from first quarter 2014 (“Q1/14”)

•                  Cash operating costs(1) of US$510 per ounce sold (based on production costs(2) of $33.4 million), 18% improvement from Q1/14

•                  All-in sustaining costs(3) of US$750 per ounce, 22% better than in Q1/14

•                  Record revenues of $79.1 million, 29% higher than in Q1/14

•                  Record cash earnings from mine operations(4) of $45.8 million, 44% increase from Q1/14

•                  Net earnings of $12.1 million, 163% higher than $4.6 million in Q1/14

•                  Cash flows from operating activities of $35.9 million, 44% increase from Q1/14

Cash and bullion(5) at March 31, 2015 totaled $77.1 million, an increase of $15.6 million or 25% from $61.5 million at December 31, 2014.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Record production and improved unit costs contributed to strong growth in revenue, earnings and cash flows from operating activities in Q1/15. Our solid results, combined with favourable market conditions, resulted in a significant increase in our cash position during the quarter. Turning to exploration, we released very encouraging drill results at our 144 Gap Zone discovery during Q1/15, with additional results being issued earlier this week. Drilling so far this year has been successful in continuing to expand what is already a large zone, and has identified a wide, high-grade core near the zone’s western boundary.”

“As we look to the remainder of the year, we will make the final payment on our gold-linked note at the end of next month, which will eliminate the remainder of our senior secured debt. We will also continue our aggressive work program at the 144 Gap Zone discovery, and remain on track to release a first resource for the end of 2015 (to be issued in early 2016). Finally, we expect to generate solid operating results over the remainder of the year that, in combination with our strong performance in Q1/15, will position us to achieve our production and cost targets for 2015.”

Consolidated Financial Information

Three months ended March 31, (in $’000, except the per share amounts)	2015	2014
Revenue	$79,124	$61,459
Production costs	$33,431	$29,673
Earnings from mine operations	$23,345	$14,289
Net earnings	$12,066	$4,587
Basic net income per share	$0.03	$0.01
Cash flows from operating activities	$35,855	$24,928

Key Performance Indicators

Three months ended March 31,	2015	2014
Tonnes milled	299,900	283,800
Grade	5.7	5.1
Average mill recoveries	96.7%	96.6%
Ounces recovered	53,000	44,600
Ounces poured	52,000	45,700
Ounces sold	52,600	43,000
Average price (US$/oz)	$1,219	$1,294
Average price ($/oz)	$1,504	$1,430
Cash operating costs (US$/oz)	$510	$623
Cash operating costs ($/oz)	$633	$688
All - in sustaining costs (US$/oz)	$750	$960
All - in sustaining costs ($/oz)	$930	$1,060
Cash earnings from mine operations ($000s)	$45,832	$31,881
Adjusted net earnings ($000s)	$11,102	$5,463
Adjusted net earnings per share ($/share)	$0.03	$0.01

Outlook

Following completion of Q1/15, the Company is well positioned to achieve its 2015 production and cost targets (listed in the table below) and to finance its operating, capital investment and debt repayment and servicing requirements over the balance of the year. While average grades are scheduled to come down as the Company sequences into different areas of mining, it expects to deliver solid operating results over the remaining nine months of 2015 that, at current gold prices, will support continued strong cash flow generation. The Company will make the final monthly payment on its gold-linked note on May 29, 2015, at which time its senior secured debt will be fully repaid.

During Q1/15, the Company completed a total of 75,410 metres of in-mine and exploration drilling, which compares to a planned total for the year of over 200,000 metres. At the 144 Gap Zone, the Company’s 2015 work program includes $18.0 million of exploration expenditures and involves approximately 90,000 metres of surface drilling, 30,000 metres of underground drilling and an exploration drift from Thunder Creek to establish an underground drill platform. Total expenditures at the 144 Gap Zone in Q1/15 were $4.9 million, which represented the cost to complete 40,230 metres of surface drilling during the quarter, as well as to advance the exploration drift approximately 230 metres. The drift is scheduled for completion during the third quarter of 2015.  The Company’s goal is to establish a first resource at the 144 Gap Zone for December 31, 2015, which will be released as part of the next resource update early in 2016.

	2015	2014	Q1/15
2015 Targets	(Target)	(Actual)	(Actual)
Ounces produced	170,000 - 180,000	185,600	53,000
Cash operating costs (US$/oz)	650 - 700	592	510
All-in sustaining costs (US$/oz)	950 - 1,000	872	750
Total production costs ($ millions)	125.0	120.3	33.4
Key Assumptions in 2015 Targets
Average gold price (US$/oz)	1,170
US$/C$ exchange rate (US$)	0.90

The Company’s Outlook section contains forward-looking information within the meaning of certain securities laws. The Outlook section, also included in the Company’s MD&A, represents the Company’s guidance and forms the basis for most of the forward-looking information disclosed elsewhere in these documents and in other areas such as other press releases, newsletters, fact sheets and the Company’s website. Readers are directed to the Forward-Looking Statements advisory at the end of this press release for cautionary language relating to forward-looking information.

Conference Call & Webcast

Lake Shore Gold will also host a webcast of the Company’s Annual General Meeting, to be held this afternoon (Wednesday, April 29, 2015) at 4:30 pm EST. The webcast will be available on the homepage of the Company’s website at www.lsgold.com. The Company will also host a conference call and webcast on Thursday, April 30, 2015 at 10:00 am EST to discuss its first quarter 2015 financial and operating results (see call-in numbers that follow). The call will also be webcast and available on the Company’s website.

Conference ID: 24549223

Participant call-in: 647-788-4919 or 877-291-4570 (North American toll free number)

Replay number: 416-621-4642 or 800-585-8367 (North American toll free number)

Re-dial ID: 24549223

Available until: 11:59 pm (May 7, 2015)

Qualified Person

Scientific and technical information contained in this press release related to production activities and reserves has been reviewed and approved by Natasha Vaz, P.Eng., Vice-President, Technical Services, who is an employee of Lake Shore Gold Corp., and a “qualified person” as defined by National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”).

Scientific and technical information related to resources, exploration drilling and all matters involving mine production geology contained in this press release, or source material for this press release, was reviewed and approved by Eric Kallio, P.Geo., Senior Vice-President, Exploration. Mr. Kallio is an employee of Lake Shore Gold Corp., and is a “qualified person” as defined by NI 43-101.

About Lake Shore Gold

Lake Shore Gold is a Canadian-based gold producer that is generating net free cash flow from its wholly owned operations in the Timmins Gold Camp. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

Footnotes

(1)         Cash operating costs and cash operating cost per ounce are Non-GAAP measures. In the gold mining industry, cash operating costs and cash operating costs per ounce are common performance measures but do not have any standardized meaning. Cash operating costs are derived from amounts included in the Consolidated Statements of Comprehensive Income and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion and share-based payment expenses and reclamation costs. Cash operating costs per ounce are based on ounces sold and are calculated by dividing cash operating costs by commercial gold ounces sold; US$ cash operating costs per ounce sold are derived from the cash operating costs per ounce sold translated using the average Bank of Canada C$/US$ exchange rate for the period. The Company discloses cash operating costs and cash operating costs per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of cash operating costs and cash operating cost per ounce to total production costs for the first quarters of 2015 and 2014 is set out on page 16 of the Company’s MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.

(2)         Total production cost is the most directly comparable GAAP measure for both cash operating costs and all-in sustaining costs. Included in total production cost for the periods covered in this press release are non-cash share based payment expense of $0.1 million for both the first quarter of 2015 and 2014. The calculation of cash operating cost per ounce sold exclude this non-cash payment expense.

(3)         All-in sustaining costs and all-in sustaining cost per ounce are Non-GAAP measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there are no standardized meanings across the industry for these measures, the Company’s definitions conform to the all-in sustaining costs definition as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining costs as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, in-mine exploration expenses and reclamation cost accretion related to current operations. All-in sustaining costs exclude growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes. The costs included in the calculation of all-in sustaining costs are divided by commercial gold ounces sold to obtain the all-in sustaining cost per ounce; US$ all-in sustaining cost per ounce sold is translated using the average Bank of Canada C$/US$ exchange rate for the period. The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of all-in sustaining cost to amounts included in the Consolidated Statements of Comprehensive Income for the first quarters of 2015 and 2014 is set out on page 17 of the Company’s MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.

(4)         Cash earnings from mine operations is a Non-GAAP measure and does not have any standardized meaning. The Company discloses cash earnings from mine operations as it believes this measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to finance its ongoing business and capital activities. The most directly comparable measure prepared in accordance with GAAP is earnings from mine operations. Cash earnings from mine operations represent the earnings from mine operations prior to deducting non-cash expenses, and is calculated by adding depletion, depreciation and share-based payments in production costs to earnings from mine operations.

A reconciliation of cash earnings from mine operations to earnings from mine operations for the first quarters of 2015 and 2014 is set out beginning on page 16 of this MD&A.

(5)         Bullion relates to gold poured in doré which has not yet been included in revenues and for which cash has not yet been received. The $77.1 million of cash and bullion at March 31, 2015 included $70.7 million of cash and $6.4 million of bullion.

(6)         Adjusted net earnings excludes impairment charges, other income/losses (which includes gains/losses and other costs incurred for acquisition and disposal of mining interests, unrealized and non—cash realized gains/losses on financial instruments) as well as significant non-cash non-recurring items. The Company also excludes the net (earnings) losses from the Company’s investments in associates as well as write down/off of investments in associates. The Company excludes these items from net earnings) to provide a measure which allows the Company and investors to evaluate the operating results of the core operations of the Company and its ability to generate operating cash flows to fund working capital requirements, future capital expenditures and service outstanding debt. A reconciliation of adjusted net earnings to net earnings for the first quarters of 2015 and 2014 is set out starting on page 17 of the Company’s MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this press release including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this press release or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this press release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the SEC in the United States.

Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.  These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins Gold Complex continue on a basis consistent with the Company’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Company’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; certain price assumptions for gold and silver hold true;  prices for fuel, electricity and other key supplies remains consistent with current levels;  production and cost of sales forecasts meet expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Company’s current expectations. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  As well as those factors discussed in the section entitled “Risk Factors” in this press release and the Company’s most recently filed AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold

(416) 703-6298

Website: www.lsgold.com